Rule 424(b)(3)
Registration No. 333-132201

Pricing Supplement dated July 26, 2006
(To Prospectus dated March 7, 2006
and Prospectus Supplement dated March 7, 2006)

TOYOTA MOTOR CREDIT CORPORATION
Medium-Term Notes, Series B - Municipal Index Notes

Capitalized terms used in this Pricing Supplement that are defined in the Prospectus Supplement shall have the meanings assigned to them in the Prospectus Supplement.

CUSIP: 89233PYV2

Principal Amount (in Specified Currency): $30,000,000
Issue Price: 100%
Trade Date: July 26, 2006
Original Issue Date: August 9, 2006
Stated Maturity Date: August 9, 2016

Interest Rate: See "Additional Terms of the Notes"
Interest Payment Dates: Each February 9 and August 9, commencing
February 9, 2007
Minimum Interest Rate: 0.0%

Net Proceeds to Issuer: $30,000,000
Agent's Discount or Commission: 0.0%
Agent: Deutsche Bank Securities Inc.
Agent's Capacity: Principal

Calculation Agent: Deutsche Bank Securities Inc.

Day Count Convention: 30/360
Business Day Convention: Following

Redemption: Not Applicable
Redemption Dates:
Notice of Redemption:

Repayment: Not Applicable
Optional Repayment Date(s):
Repayment Price:

Original Issue Discount: No
Total Amount of OID: None
Yield to Maturity:
Initial Accrual Period:

Specified Currency: U.S. dollars
Minimum Denominations: $10,000 and $5,000 increments thereafter
Form of Note: Book-entry only


ADDITIONAL TERMS OF THE NOTES

Interest

      The Notes will bear interest from and including the Original Issue Date and each Interest Payment Date, as applicable, to but excluding the following Interest Payment Date or Maturity, as applicable (each an "Interest Calculation Period") at an Interest Rate calculated in accordance with the following formula:

8.5% + {[(Avg 1m LIBOR x 0.65) - (Avg BMA Index)] x 8}

Where:

"Avg 1m LIBOR" means the non-compounded weekly weighted average of the U.S. dollar LIBOR rates with an index maturity of 1 month ("1-month LIBOR") as determined on each Wednesday in the applicable Interest Calculation Period (except that if any such Wednesday is not a Business Day, 1-month LIBOR for the related week will be determined on the next succeeding Business Day); and

"Avg BMA Index" means the non-compounded weekly weighted average of the U.S. dollar-denominated Bond Market
Association Municipal Swap Index (the "Index") rates in effect during the applicable Interest Calculation Period;

provided, that the Interest Rate shall not be less than the Minimum Interest Rate, which is 0.0%. Weekly weighted averages will be calculated with respect to each Interest Calculation Period by multiplying the applicable rate by the number of days such rate is in effect, determining the sum of such products and dividing the sum by the number of days in such Interest Calculation Period; provided, that all such calculations will be made in accordance with the Day Count Convention.

      Notwithstanding anything contained in this pricing supplement or the Prospectus Supplement to the contrary, the Interest Rate with respect to each Interest Payment Date or Maturity, as applicable, will be determined two Business Days immediately prior to such Interest Payment Date or Maturity, as applicable.

      1-month LIBOR will be determined with reference to Telerate Page 3750 as of 11:00 A.M. London time on each applicable determination date. If 1-month LIBOR cannot be determined as described in the prior sentence, 1-month LIBOR will be calculated by the Calculation Agent as the arithmetic mean of at least two quotations obtained by the Calculation Agent after requesting the principal London offices of each of four major reference banks in the London interbank market, which may include the Calculation Agent and its affiliates, as selected by the Calculation Agent, to provide the Calculation Agent with its offered quotation for deposits in U.S. dollars for 1 month to prime banks in the London interbank market at approximately 11:00 A.M., London time, on such determination date and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two such quotations are provided, 1-month LIBOR determined on the applicable determination date will be the arithmetic mean of the quotations. If fewer than two quotations are provided, 1-month LIBOR determined on the applicable determination date will be the rate calculated by the Calculation Agent as the arithmetic mean of the rates quoted at approximately 11:00 A.M. in London on such determination date by three major banks, which may include the Calculation Agent and its affiliates, in London selected by the Calculation Agent for loans in U.S. dollars to leading European banks, having an index maturity of 1 month and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If the banks so selected by the Calculation Agent are not quoting as described in the prior sentence, 1-month LIBOR for the applicable determination date will be 1-month LIBOR in effect on such determination date.

      Index rates will be determined with reference to Bloomberg screen MUNIPSA INDEX <GO>. If the Index rate cannot be determined as described in the prior sentence, the Index rate will be determined with reference to the website maintained by the Bond
Market Association at www.bondmarkets.com.

      Notwithstanding anything to the contrary in the Prospectus
Supplement, "Business Day" with respect to the Notes means a day that is both (i) a London Banking Day, and (ii) a New York
Business Day (as such terms are defined in the Prospectus
Supplement).

Discontinuation or Revision of the Index

      If publication of the Index is discontinued or the Calculation Agent cannot determine the level of the Index on any applicable determination date, the Calculation Agent will deem the Index rate on such determination date (subject to any applicable licensing requirements) to be the level of the S&P Weekly High Grade Index (formerly the J.J. Kenny Index) published by Standard & Poor's Securities Evaluations Inc. for a maturity of 3 months on such determination date. If the Calculation Agent cannot determine the level of the S&P Weekly High Grade Index as described in the prior sentence, the Calculation Agent will in its sole discretion determine an Index rate using a computation methodology that the Calculation Agent determines will as closely as reasonably possible replicate the Index.

      If the Index is subsequently revised or amended after its publication, such revision or amendment will not be effective for purposes of any calculation with respect to the Notes except in the event of manifest error.

      All determinations to be made by the Calculation Agent with respect to Index rates may be made by the Calculation Agent in its sole discretion. The Calculation Agent's determination of any Interest Rate, and its calculation of the amount of interest for any Interest Calculation Period, will be final and binding on all parties in the absence of manifest error.

      The Notes are not sponsored, endorsed, or promoted by The Bond Market Association, which is the sponsor of the Index. The Index sponsor makes no representation whatsoever, whether express or implied, and hereby expressly disclaims all warranties (including, without limitation, those of merchantability or fitness for a particular purpose or use), with respect to the Index or any data included therein or relating thereto, and in particular disclaims any warranty either as to the quality, accuracy and/or completeness of the Index or any data included therein, the results obtained from the use of the Index and/or the composition of the Index at any particular time on any particular date or otherwise. The Index sponsor shall not be liable (whether in negligence or otherwise) to the parties or any other person for any error in the Index, and the Index sponsor is under no obligation to advise the parties or any person of any error therein. The Index sponsor makes no representation whatsoever, whether express or implied, as to the advisability of purchasing or selling the Notes, the ability of the Index to track relevant markets' performances, or otherwise relating to the Index or any transaction or product with respect thereto, or of assuming any risks in connection therewith. The Index sponsor has no obligation to take the needs of any party into consideration in determining, composing or calculating the Index. No party purchasing or selling the Notes shall have any liability to any party for any act or failure to act by the Index sponsor in connection with the determination, adjustment or maintenance of the Index.

THE INDEX

      TMCC has derived all information regarding the Index contained herein, including its make-up, method of calculation and changes in its components, from publicly available information without independent verification. The Index sponsor owns the copyright and all rights to the Index. The Index sponsor has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of the Index sponsor discontinuing or modifying the Index are described above under "Additional Terms of the Notes -- Discontinuation or Revision of the Index." TMCC does not make any representation that the publicly available information about the Index is accurate or complete. The Index is determined, comprised and calculated by the Index sponsor without regard to the Notes.

      The Index is a 7-day high-grade market index comprised of tax-exempt variable rate demand obligations ("VRDOs") that are included in the database maintained by Municipal Market Data ("MMD"), a Thompson Financial Services Company. The Index is based upon weekly yield evaluations at par of tax-exempt state and local government bonds, utilizing criteria established by The Bond Market Association. The Index has been in existence since 1991 and is the most common index for U.S. municipal swaps and derivatives.

      Under present criteria, in order to qualify for inclusion in the Index, each component VRDO must:

*	have a weekly reset, effective on Wednesday;

*	be tax-exempt for federal income tax purposes and not
subject to Alternative Minimum Tax;

*	have an outstanding amount of $10 million or more;

*	have the highest available short-term rating (i.e., be
rated "VMIG1" by Moody's Investors Service, Inc. or
"A-1+" by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies); and

*	pay interest on a monthly basis, calculated on an
actual/actual basis.

      The Index is calculated on a weekly basis, and released to subscribers on each Thursday. In calculating the Index, (i) the standard deviation of the rates of the component VRDOs is calculated and any rate falling outside of +/- 1.0 standard deviations is not included in the Index, and (ii) an averaging method is used to ensure that no participating remarketing agent represents more than 15% of the Index.

      For a history of Index rates for the most recent 5-year period, see www.bondmarkets.com/story.asp?id=324.

RISK FACTORS

      Investing in the Notes involves a number of risks, including risks associated with an investment in ordinary floating rate notes. In addition to the risks described in "Risk Factors" on page S-3 of the Prospectus Supplement, the Notes are subject to other special considerations. Prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in and the suitability of the Notes in light of their particular circumstances.

The Amount Of Interest Payable On The Notes Is Uncertain And
Could Be 0.0%.

      The amount of interest payable on the Notes on each Interest Payment Date (or Maturity, as applicable) depends on the spread between 1-month LIBOR and the Index. If 1-month LIBOR is relatively low and the Index is relatively high during an Interest Calculation Period, the amount of interest that TMCC will pay on the related Interest Payment Date (or Maturity, as applicable) will be relatively low and could be zero. Moreover, the formula for calculating interest on the Notes incorporates leverage to magnify potential gains and losses resulting from the spread between 1-month LIBOR and the Index; therefore the likelihood is greater that the Notes will pay little or no interest than would be the case if the formula did not incorporate leverage.

The Yield On The Notes May Be Lower Than The Yield On A
Standard Debt Security Of Comparable Maturity.

      The amount of interest payable on the Notes on each Interest Payment Date (or Maturity, as applicable) depends on the spread between 1-month LIBOR and the Index. As a result, if 1-month
LIBOR is relatively low and the Index is relatively high during an Interest Calculation Period, the effective yield on the Notes for such Interest Calculation Period could be less than what would be payable on conventional, fixed-rate, non-redeemable notes of TMCC of comparable maturity.

Secondary Trading May Be Limited.

      The Notes will not be listed on an organized securities exchange. There may be little or no secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow a holder to trade or sell Notes easily.

The Price At Which The Notes May Be Resold Prior To Maturity
May Be Substantially Less Than The Amount For Which They
Were Originally Purchased.

      Many economic and market factors will influence the value of the Notes. TMCC expects that, generally, the level of 1-month LIBOR and of the Index, and interest rates on any day, will affect the value of the Notes more than any other single factor. However, holders should not expect the value of the Notes in the secondary market to vary in proportion to changes in the spread between 1-month LIBOR and the Index. The value of the Notes will be affected by a number of other factors that may either offset or magnify each other, including:

*	the actual and expected volatility of, and the spread
between, 1-month LIBOR and the Index;

*	changes in U.S. tax law;

*	the general level of interest rates;

*	the liquidity of the Notes at the time;

*	prevailing swap rates in the market for securities of
similar tenor;

*	the time remaining to the Stated Maturity Date; and

*	economic, financial and political events in one or more
jurisdictions, including factors affecting interest rates generally.

The impact of one of these factors, such as an increase in interest rates, may offset some or all of any change in the market value of the Notes attributable to another factor, such as a favorable change in the spread between 1-month LIBOR and the Index.

      In general, assuming all relevant factors are held constant, TMCC expects that the effect on the market value of the Notes of a given change in most of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

The Bond Market Association May Adjust The Index In A Way
That Affects Its Level, And The Bond Market Association Has
No Obligation To Consider The Interests Of Holders Of The
Notes.

      The Bond Market Association is responsible for calculating and maintaining the Index. The Bond Market Association may make methodological or other changes that could change the level of the Index, and may alter, discontinue or suspend calculation or dissemination of the Index. Any of these actions could adversely affect the value of the Notes. The Bond Market Association has no obligation to consider the interests of holders of the Notes in calculating or revising the Index.

The Historical Performance Of 1-Month LIBOR And Of The Index
Is Not An Indication Of Their Future Performance.

      The historical performance of 1-month LIBOR and the Index should not be taken as an indication of the future performance of 1-month LIBOR and the Index during the term of the Notes. Changes in the level of 1-month LIBOR and the Index will affect the trading price of the Notes, but it is impossible to predict whether the level of 1-month LIBOR or the Index will rise or fall.

Trading By Deutsche Bank Securities Inc. Or Its Affiliates
In The VRDOs Included In The Index May Affect The Return On
The Notes

      Deutsche Bank Securities Inc. and certain of its affiliates may, from time to time, trade in some or all of the VRDOs included in the Index on a spot and forward basis and other contracts and products in or related to such VRDOs. Also, Deutsche Bank Securities Inc. or any of its affiliates may issue or underwrite other financial instruments with returns indexed to the prices of the VRDOs included in the Index or such VRDOs and related derivatives. These trading and underwriting activities could affect the level of the Index in a manner that would be adverse to the holders' investment in the Notes. With respect to any such activities, neither Deutsche Bank Securities Inc. nor any of its affiliates has any obligation to take the needs of any buyers, sellers or holders of the Notes into consideration at any time.